Exhibit 99.2

Aurora Mobile Announces Up to US$10 Million Share Repurchase Program

SHENZHEN, China, Nov. 12, 2026 -- Aurora Mobile Limited ("Aurora Mobile" or the "Company") (NASDAQ: JG), a leading provider of customer engagement and marketing technology services, today announced the approval of a share repurchase program.

On November 12, 2026, the board of directors of the Company approved a new share repurchase program whereby the Company is authorized to repurchase up to US$10 million worth of its ordinary shares (including in the form of American depositary shares) until December 31, 2027.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, "We remain confident in Aurora Mobile's long-term growth prospects, supported by our resilient business foundation, continued progress in our global expansion, and growing opportunities in enterprise AI. As we continue to strengthen our financial performance and execute our long-term strategy, we believe the share repurchase program represents a prudent use of our capital and underscores our commitment to enhancing shareholder value. We remain focused on delivering sustainable growth and creating long-term value for our shareholders."

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company's board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile (NASDAQ: JG) is a leading provider of customer engagement and marketing technology services. The Company is dedicated to empowering global enterprises with stable, efficient, and intelligent customer interaction solutions. Leveraging its first-mover advantage in mobile messaging, Aurora Mobile has evolved into a comprehensive platform that integrates Omnichannel Engagement, AI-Driven Marketing, Advanced AI Customer Support, and Frictionless Identity Security. Through its flagship brand EngageLab and its robust AI infrastructure GPTBots.ai, the Company helps businesses achieve seamless customer reach, automate complex marketing journeys, and optimize service efficiency with AI agents, accelerating digital transformation for clients worldwide.

For more information, please visit https://ir.aurora-mobile.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Aurora Mobile Limited

E-mail: ir@aurora-mobile.com

Christensen Advisory

Ms. Xiaoyan Su

E-mail: Xiaoyan.Su@christensencomms.com